Exhibit 99.5

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of March 27, 2021 (this “Agreement”), is made and entered into by and between Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”) and [SHAREHOLDER], a [●] [●] (“Shareholder”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Carlyle Aviation Elevate Merger Subsidiary Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), and Fly Leasing Limited, a Bermuda exempted company (the “Company”), are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which, among other things (and subject to the terms and conditions set forth therein), Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger (the “Merger”);

WHEREAS, as of the date hereof, Shareholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of [●] shares, par value $0.001 per share, in the share capital of the Company, each represented by an American Depositary Share (“Shares”; such Shares owned by Shareholder, the “Owned Shares”; and the Owned Shares and any additional Shares of which Shareholder acquires title to or record or beneficial ownership of after the date hereof, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, redesignation, exchange or change of such shares, or upon exercise or conversion of any securities, or otherwise, the “Covered Shares”, which terms shall include the American Depositary Shares representing such Shares, Owned Shares or Covered Shares, as applicable, represented by an American Depositary Share);

WHEREAS, as a condition and inducement to Parent and Merger Sub’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent and Shareholder are entering into this Agreement; and

WHEREAS, Shareholder acknowledges that (i) Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Shareholder set forth in this Agreement and would not enter into the Merger Agreement if Shareholder did not enter into this Agreement and (ii) Shareholder receives significant benefit from the Merger Agreement and the transactions contemplated thereby.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, and intending to be legally bound hereby, Parent and Shareholder hereby agree as follows:

1.             Agreement to Vote. From the date hereof until the Termination Date (as defined herein), Shareholder irrevocably and unconditionally agrees that it shall at any meeting of the shareholders of the Company (whether annual, special, special general or otherwise and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent or written resolution of shareholders of the Company however proposed, except as otherwise approved in writing by Parent (a) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such written resolution or consent to be granted with respect to), all Covered Shares (i) in favor of the Merger, the adoption of the Merger Agreement and the Statutory Merger Agreement (each as they may be amended from time to time), including with respect to the Company Shareholder Approval, and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement and the Statutory Merger Agreement, and (ii) against (A) any Acquisition Proposal, (B) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of all or substantially all of the assets of the Company or other business combination between the Company and any other Person (other than the Merger), or (C) any other action, including any amendment or other change to the Company Charter or the Company Bye-laws and any other material change in the Company’s corporate structure or business as currently carried on, that would impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement, the Statutory Merger Agreement or this Agreement or any transaction that results in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or any of its Subsidiaries under the Merger Agreement.

2.             No Inconsistent Agreements. Shareholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, Shareholder (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement, voting trust or other similar agreement with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares.

3.             Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the amendment of the Merger Agreement, without the prior written consent of Shareholder, in a in a manner that is adverse to the Shareholder (including with respect to the reduction of or the imposition of any restriction on Shareholder's right to receive the Merger Consideration, or any reduction in the amount or change in the form of the Merger Consideration), (d) the Company Board (at the recommendation of the Special Committee) having effected an Adverse Recommendation Change in accordance with the terms of the Merger Agreement, (e) the Company having amended, modified or supplemented in any manner, or waived any provision of, any voting agreement with any of the other shareholders of the Company without concurrently amending, modifying or supplementing, or waiving the applicable provisions of this Agreement if such amendment, modification, supplement or waiver is beneficial to the Shareholder and (f) written notice of termination of this Agreement by Parent to Shareholder (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7, 8 and 11 to 28 shall survive the termination of this Agreement; provided further, that any liability incurred by any party hereto as a result of (i) fraud by the other party or (ii) an intentional and material breach of a term or condition of this Agreement by the other party, in each case, prior to such termination (as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment) shall survive the termination of this Agreement.

4.             Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent as follows:

(a)               Shareholder is the holder of record or beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. Shareholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares, Shareholder does not own beneficially or of record any (i) shares in the capital of or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares in the capital of or voting securities of the Company or (iii) options or other rights to acquire from the Company any shares in the capital of, voting securities or securities convertible into or exchangeable for shares in the capital of or voting securities of the Company. The Covered Shares are not subject to any voting trust agreement or other Contract to which Shareholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of the Covered Shares. Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Shares.

(b)               Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Shareholder, the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize the execution and delivery by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder or the consummation by Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)                Except for the applicable requirements of the Exchange Act, the HSR Act, or Foreign Antitrust Laws, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of Shareholder for the execution, delivery and performance of this Agreement by Shareholder or the consummation by Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by Shareholder nor the consummation by Shareholder of the transactions contemplated hereby nor compliance by Shareholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of Shareholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Shareholder pursuant to, any Contract to which Shareholder is a party or by which Shareholder or any property or asset of Shareholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Shareholder or any of Shareholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Shareholder to perform its obligations hereunder.

(d)               As of the date hereof, there is no action, suit, complaint, other proceeding or, to the knowledge of Shareholder, investigation pending against Shareholder or, to the knowledge of Shareholder, any other Person or, to the knowledge of Shareholder, threatened against Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Parent of its rights under this Agreement or the performance by the Shareholder of its obligations under this Agreement.

(e)                Except as provided in the Merger Agreement or the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Merger Agreement or this Agreement based upon arrangements made by or on behalf of Shareholder.

(f)                Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement and the representations and warranties of Shareholder contained herein and would not enter into the Merger Agreement if Shareholder did not enter into this Agreement.

5.             Representations and Warranties of Parent. Parent hereby represents and warrants to Shareholder as follows:

(a)                Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent, the performance by Parent of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by Shareholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)               Except for the applicable requirements of the Exchange Act, the HSR Act, or Foreign Antitrust Laws, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Parent to perform its obligations hereunder.

(c)                As of the date hereof, there is no action, suit, complaint, other proceeding or, to the knowledge of Parent, investigation pending against Parent or, to the knowledge of Parent, any other Person or, to the knowledge of Parent threatened against Parent or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Shareholder of its rights under this Agreement or the performance by Parent of its obligations under this Agreement.

6.             Certain Covenants of Shareholder. Shareholder hereby covenants and agrees as follows:

(a)                Until the Termination Date, and except as contemplated hereby, Shareholder shall not (i) tender any Covered Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, gift, encumber, assign or otherwise dispose of (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or (iv)  take any action that would make any representation or warranty of Shareholder contained herein untrue or incorrect in any material respect or that would prevent or disable Shareholder from performing its obligations under this Agreement. Any Transfer in violation of this provision shall be void. Notwithstanding anything to the contrary in this Agreement, Shareholder may Transfer any or all of the Covered Shares, in accordance with applicable Law, to Shareholder’s Affiliates (as defined below); provided, that prior to and as a condition to the effectiveness of such transfer, each Person to whom any of such Covered Shares or any interest in any of such Covered Shares is or may be transferred shall have executed and delivered to Parent a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement.

(b)               Prior to the Termination Date, in the event that Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement. Shareholder will promptly notify Parent in writing of any such event.

7.             Shareholder Capacity. This Agreement is being entered into by Shareholder solely in its capacity as a holder of Shares of the Company, and nothing in this Agreement shall restrict or limit the ability of Shareholder or any affiliate of Shareholder who is a director or officer of the Company, or who serves as a manager of the Company or a servicer of any of the assets or liabilities of the Company or any of the Company’s subsidiaries, to take any action in his, her or its capacity as a director, officer or manager of the Company, or as a servicer of any of such assets or liabilities.

8.             Waiver of Appraisal Rights. Shareholder hereby waives, and agrees not to exercise or assert, any rights of appraisal in respect of Covered Shares, including without limitation, under Section 106(6) of the Bermuda Companies Act 1981, or rights to dissent from the Merger that Shareholder may have under applicable Law.

9.             Disclosure. Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by Law and in the Proxy Statement Shareholder’s identity and ownership of the Covered Shares and the nature of Shareholder’s obligations under this Agreement.

10.           Non-Survival of Representations and Warranties. None of the representations and warranties contained herein shall survive the Effective Time.

11.           Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party and otherwise as expressly set forth herein.

12.           Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

13.           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, on the date of transmittal, provided no “bounce back” or similar message of non-delivery is received with respect thereto, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	If to Shareholder:

Attention:
E-mail:

                                                                                           with a copy (which shall not constitute notice) to:

Attention:
E-mail:

                                                              (ii)                                        If to Parent:

                                                                                           Connaught House
                                                                                           1 Burlington Road
                                                                                           Dublin 4, Ireland
                                                                                           Attention: Bill Hoffman; Z. Clifton Dameron
                                                                                           E-mail: billh@carlyle.aero;
                                                                                           clifD@carlyle.aero

                                                                                           with a copy (which shall not constitute notice) to:

                                                                                           Milbank LLP
                                                                                           55 Hudson Yards
                                                                                           New York, NY 10001

                                                                                           Attention: Dean W. Sattler; Drew S. Fine; Iliana Ongun
                                                                                           E-mail: dsattler@milbank.com;
                                                                                           dfine@milbank.com;
                                                                                           iongun@milbank.com

14.           Entire Agreement. This Agreement constitutes the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof.

15.           No Third-Party Beneficiaries. Except as provided in Section 28 with respect to Indemnified Parties, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

16.           Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware, except to the extent the provisions of the laws of Bermuda are mandatorily applicable.

17.           Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, in each case, except to the extent that any such proceeding mandatorily must be brought in Bermuda. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and except to the extent that any such proceeding mandatorily must be brought in Bermuda. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

18.           Assignment; Successors. Subject to the proviso in Section 6(a), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

19.           Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

20.           Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

21.           Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, COUNTERCLAIM OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 21.

22.           Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

23.           Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

24.           Confidentiality. Shareholder agrees (a) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (b) except as required by applicable law or legal process not to divulge any such non-public information to any third Person.

25.           No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

26.           Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not consummated, shall be paid by the party incurring such cost or expense.

27.           Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, equityholder, Affiliate, agent, attorney, advisor, consultant or representative or Affiliate of any of the foregoing, other than Shareholder’s Affiliates who have executed and delivered to Parent a counterpart of this Agreement pursuant to Section 6(a) herein and Shareholder’s successors-in-title, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

28.           Indemnification.

(a)                Parent and, from and after the Closing until the date that is three (3) years from the Closing (the “Expiration Date”), the Company (together, the “Indemnifying Party”) covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, to indemnify and hold harmless Shareholder (and each of its successors and assigns), in each case in its capacity as a shareholder of the Company, and Shareholder’s Affiliates, employees, directors, officers, and advisors (each, an “Indemnified Party”), but solely in their respective capacities as such, from and against any and all Losses (as defined below) incurred in connection with, arising out of or resulting from any claims, demands, actions, proceedings or investigations (collectively, “Actions”) arising out of this Agreement or the performance of such Indemnified Party hereunder (including any Actions brought by any of the stockholders, directors, officers or employees of any of Parent or Company or any Governmental Entity relating thereto). For purposes of this Section 28, “Losses” means any loss (including disgorgement of consideration), liability, cost, damage or expense (including, without duplication, all documented reasonable fees and expenses of counsel, accountants, consultants and other experts) related to an Action for which an Indemnified Party is entitled to indemnification pursuant to this Agreement. Parent hereby agrees that it shall, to the maximum extent permitted by applicable law, cause the Surviving Company to satisfy the Company’s obligations as an Indemnifying Party hereunder from and after the Closing until the Expiration Date. Notwithstanding the foregoing, if a claim is made under this Section 28 prior to the Expiration Date, then such claim and the Indemnifying Parties’ obligations with respect to such claim shall survive and continue until finally resolved.

(b)               Notwithstanding anything herein to the contrary, the Indemnifying Party will not be obligated to provide indemnity hereunder to any Indemnified Party with respect to any Losses which result from such Indemnified Party’s fraud, bad faith or willful misconduct (as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment).

(c)                The Indemnifying Party will, to the maximum extent permitted by applicable law, indemnify the Indemnified Parties pursuant to this Section 28 regardless of whether such Losses are incurred prior to, at or after the Effective Time. The indemnification provided pursuant to this Section 28 is in addition to, and not in derogation of, any other rights an Indemnified Party may have under applicable law, the memorandum of association or bye-laws of the Company, or pursuant to any contract, agreement or arrangement; provided, however, that Losses will not be duplicated.

(d)               Promptly after the receipt by any Indemnified Party of notice with respect to any Action that is or may be subject to indemnification hereunder (each, an “Indemnifiable Claim”), such Indemnified Party shall give written notice thereof to the Indemnifying Party, which notice will include, to the extent known, the basis for such Indemnifiable Claim and copies of any pleadings or written demands relating to such Indemnifiable Claim and, promptly following request therefor, shall provide any additional information in respect thereof that the Indemnifying Party may reasonably request; provided, that (x) any delay in giving or failure to give such notice will not affect the obligations of the Indemnifying Party hereunder except to the extent the Indemnifying Party is materially prejudiced as a result of such delay in or failure to notify and (y) no such notice shall be required to be given to the Indemnifying Party to the extent that the Indemnifying Party or any of its respective Affiliates is a party to any such Indemnifiable Claim.

(e)                Subject to Section 28(f), the Indemnifying Party shall be entitled to exercise control of the defense, compromise or settlement of any Indemnifiable Claim in respect of an Action commenced or made by a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Indemnifiable Claim”) so long as, within ten Business Days after the receipt of notice of such Third Party Indemnifiable Claim from the Indemnified Party (pursuant to Section 28(d)), the Indemnifying Party: (x) delivers a written confirmation to such Indemnified Party that the indemnification provisions of Section 28 are applicable, subject only to the limitations set forth in this Agreement, to such Third Party Indemnifiable Claim and that the Indemnifying Party will indemnify such Indemnified Party in respect of such Third Party Indemnifiable Claim, and (y) notifies such Indemnified Party in writing that the Indemnifying Party will assume the control of the defense thereof. Following notification to such Indemnified Party of the assumption of the defense of such Third Party Indemnifiable Claim, the Indemnifying Party shall retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third Party Indemnifiable Claim. If the Indemnifying Party so assumes the defense of any such Third Party Indemnifiable Claim in accordance herewith, subject to the provisions of subsections (d) through (f) of this Section 28, (A) the Indemnifying Party shall be entitled to exercise control of the defense, compromise or settlement of such Third Party Indemnifiable Claim and such Indemnified Party shall cooperate (subject to the Indemnifying Party’s agreement to reimburse such Indemnified Party for all documented reasonable out-of-pocket expenses incurred by such Indemnified Party in connection with such cooperation) with the Indemnifying Parties in any manner that the Indemnifying Party reasonably may request in connection with the defense, compromise or settlement thereof (subject to the last sentence of this Section 28(e)), and (B) such Indemnified Party shall have the right to employ separate counsel selected by such Indemnified Party and to participate in the defense, compromise or settlement thereof. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Action (or part thereof) for which it is entitled to indemnification and to which Indemnifying Party has provided the written confirmation specified in clause (x) above without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned). Without the prior written consent of each of the Indemnified Parties who are named in the Action subject to the Third Party Indemnifiable Claim (which consent shall not be unreasonably withheld, delayed or conditioned), the Indemnifying Party will not settle or compromise or consent to the entry of judgment with respect to any Indemnifiable Claim (or part thereof) unless such settlement, compromise or consent (x) includes an unconditional release of such Indemnified Parties, (y) does not include any admission of wrongdoing on the part of such Indemnified Parties and (z) does not enjoin or restrict in any way the future actions or conduct of such Indemnified Parties (other than in a manner consistent with the terms of the subject instruments).

(f)                Notwithstanding Section 28(e), an Indemnified Party shall, subject to the last sentence of this Section 28(f), be entitled to separately control the defense, compromise or settlement of any Third Party Indemnifiable Claim, but the Indemnifying Party shall not be liable for any legal expenses of any separate counsel retained by the Indemnified Party unless (x) in case of a Third Party Indemnifiable Claim, the Indemnified Party with the opinion of counsel shall have reasonably concluded that there exists any conflict of interest relating to the defense of such Action between the Indemnified Party and the Indemnifying Party or (y) in case of a Third Party Indemnifiable Claim as to which the Indemnifying Party has previously assumed control, in the event the Indemnifying Party is not diligently pursuing such defense. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any Action with respect to which it controls the defense thereof pursuant to this Section 28(f) and for which it is entitled to indemnification without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. In no event shall the Indemnifying Party be liable for the reasonable legal expenses for more than one separate counsel, and if reasonably necessary, one local counsel in the applicable jurisdiction, acting collectively for all similarly situated Indemnified Parties in any one claim, action or proceeding.

(g)               In addition to (but without duplication of) the Indemnified Party’s right to indemnification as set forth in this Section 28, the Indemnifying Party shall, to the maximum extent permitted by applicable law, also advance, from time to time upon such Indemnified Party’s request, such Indemnified Party (within ten Business Days of such request) all documented reasonable out-of-pocket fees, costs and expenses incurred by an Indemnified Party in accordance with this Section 28 in connection with investigating, defending, being a witness in or participating in (including any appeal), or preparing to defend, be a witness in or participate in, any Indemnifiable Claim, including, without duplication, reasonable fees and expenses of legal counsel, accountants, consultants and other experts.

(h)               Shareholder agrees that it will repay any advancements received by it from the Indemnifying Party pursuant to this Section 28 if it is ultimately finally determined by a court of competent jurisdiction that it is not entitled to be indemnified pursuant to this Section 28 or otherwise pursuant to applicable law.

(i)                 If Parent or any of its respective successors or assigns shall (x) consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) transfer all or substantially all of its properties or assets to any Person (including, for the avoidance of doubt, by cancelling or otherwise eliminating all or substantially all of its properties or assets), then, in each case, Parent or any of its respective successors or assigns shall take such action as may be necessary so that such Person (and its successors and assigns) shall assume all of the applicable obligations set forth in this Section 28.

29.           Irrevocable Proxy. Without limiting the obligations of Shareholder under this Agreement, but only in the event and in each case that such Shareholder fails to be counted as present or fails to vote all of such Shareholder’s Covered Shares in accordance with this Agreement, then in such event each Shareholder hereby irrevocably appoints as its proxy and attorney-in-fact the officers of Parent, and any individual who shall hereafter succeed to any such officer of Parent, and any other Person designated in writing by Parent (collectively, the “Proxy Holders”), each of them individually, with full power of substitution, to vote such Shareholder’s Covered Shares in accordance with this Agreement and, in the discretion of the Proxy Holders, with respect to any proposed postponements or adjournments of meetings of the Company’s stockholders at which any of the matters described in this Agreement are to be considered. This proxy is coupled with an interest and shall be irrevocable, and each Shareholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to such Shareholder’s Covered Shares. The proxy granted by this Section 29 shall terminate and be of no further force and effect on the Termination Date.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Parent and Shareholder have caused to be executed or executed this Agreement as of the date first written above.

CARLYLE AVIATION ELEVATE LTD.

Name:
Title:

[SHAREHOLDER]

Name:
Title:

Signature Page to Voting Agreement